

November 8, 2013

Via E-Mail
Mr. Craig R. Smith
Chief Executive Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

>   **Re: Owens & Minor, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed February 22, 2013**
>   **File No. 001-09810**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 15. Exhibits and Financial Statement Schedules

Consolidated Balance Sheets, page 32

1. We note your other current liabilities as of December 31, 2012 represent approximately 28% of your total current liabilities. Please provide us with and confirm that in future filings you will state separately, in the balance sheet or in a note thereto, any item in excess of five percent of total current liabilities as required by Rule 5-02(20) of Regulation S-X or explain to us why it is not required.

Notes to Consolidated Financial Statements, page 35

Note 1- Summary of Significant Accounting Policies - Financing Receivables, page 35

2. We note your disclosure that you retain the credit risk for uncollected receivables under the order-to-cash program in your international segment. Considering the significance of your financing receivables and your exposure, please clarify for us and confirm that in future filings you will expand your disclosures to include (a) your policy relating to evaluation of collectability of financing receivables, provision of allowances for doubtful accounts and write off etc., and (b) provide the disclosures required by Article 12-09 of Regulation S-X as applicable. Please ensure to provide us with a draft of proposed disclosures to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202-551-3681 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining